                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   16)*
                                           ----


                          COOPER DEVELOPMENT COMPANY
         -------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  216655-20-9
                   -----------------------------------------
                                 (CUSIP Number)

Parker G. Montgomery, 4036 Foothill Road, Carpinteria, CA 93103   (805) 684-0877
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 10, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 216655-20-9          SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Parker Gilbert Montgomery

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,178

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,178

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,178

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                              [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.28%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     MONTGOMERY/COOPER DEVELOPMENT COMPANY
                     -------------------------------------

                             INFORMATION STATEMENT
                                ON SCHEDULE 13D
                                ---------------


Item 1.  Security and Issuer:
-------  --------------------

             Warrants to purchase Common Stock of
             Cooper Development Company
             16160 Caputo Drive
             Morgan Hill, CA 95037


Item 2.   Identity and Background:
-------   ------------------------

          (a)  Parker G. Montgomery

          (b)  4036 Foothill Road, Carpinteria, CA 93103

          (c) Mr. Montgomery is the Chairman of the Board and President of Cooper Development Company.

          (d)  None

          (e)  None

          (f)  U.S.A.


Item 3.   Source and Amount of Funds or Other Consideration:
-------   --------------------------------------------------

          The warrants to purchase common stock were issued in consideration of the provision of a $500,000 line of credit and the draw of $500,000 under such line of credit.


Item 4.   Purpose of Transaction:
-------   -----------------------

               Mr. Montgomery is currently reporting the acquisition of warrants to purchase 571 shares of the Issuer's common stock which warrants were issued in connection with the provision by Mr. Montgomery of a $500,000 line of credit. The warrants to purchase 571 shares of the Issuer's common stock acquired by Mr. Montgomery and reported hereby were acquired for investment purposes.

Item 5.   Interest in Securities of the Issuer:
-------   -------------------------------------

          (a) As of April 10, 1997 and based on preliminary reports from the Company's stock transfer agent following the 1 for 500 reverse stock split effective March 14, 1997, Mr. Montgomery owned beneficially or of record 2,178 shares (33.28%) of the Issuer's common stock. Mr. Montgomery has the right to acquire an additional 1,456 shares of the Issuer's Common Stock upon the conversion of an aggregate of $1,474,049 principal amount of the Issuer's promissory notes held by him and the right to acquire 3,143 shares of Common Stock upon the exercise of warrants issued pursuant to those certain Note and Warrant Purchase Agreements dated November 10, 1995 and May 22, 1996 between the Issuer and Mr. Montgomery and another party (all warrants issued pursuant to the foregoing agreement are referred to herein as the "Prior Warrants"). If Mr. Montgomery and the other holder of the aggregate principal amount of similar notes which are outstanding were to convert such notes and exercise such Prior Warrants, Mr. Montgomery would then own an aggregate of 6,777 shares (43.05%) of the Issuer's Common Stock.

               If, following such conversion of the notes and such exercise of the Prior Warrants, Mr. Montgomery and the other holder of warrants issued pursuant to the Note and Warrant Purchase Agreement dated April 10, 1997 (all warrants issued pursuant to the foregoing agreement are referred to herein as the "New Warrants") which are currently outstanding were to exercise such New Warrants, Mr. Montgomery would then own an aggregate of 7,348 shares (43.52%) of the Issuer's Common Stock.

          (b)  N/A

          (c)  N/A

          (d)  None

          (e)  N/A


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer:
          ----------------------------

N/A

Item 7.   Material to be filed as Exhibits:
-------   ---------------------------------

N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 10, 1997                      /s/ PARKER G. MONTGOMERY
                                    ______________________________
                                        Parker G. Montgomery